UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




Commission file no.        0001081078


                             RUBINCON VENTURES INC.
                 (Name of Small Business Company in Its Charter)



               Delaware                                   98-0200798
     -------------------------------         -----------------------------------
     (State or Other Jurisdiction of         (I.R.S.Employer Identification No.)
     Incorporation or Organization)

             1366 - 161st Street
      Surrey, British Columbia, Canada                      V4A 8A6
    --------------------------------------                 ----------
  (Address of Principal Executive Officer)                 (Zip Code)


                                 (604) 526-0751
                          (Company's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                                (Title of Class)

                                              TABLE OF CONTENTS

ITEM                                                                                                 PAGE

                                                      PART 1
                  Glossary of Geological and Technical Terms                                          3

Item 1            Description of Business                                                             9
Item 2            Management's Discussion and Analysis or Plan                                        20
Item 3            Description of Property                                                             22
Item 4            Security Ownership of Certain Beneficial                                            23
Item 5            Directors, Executive Officers, Promoters and                                        25
Item 6            Executive Compensation                                                              26
Item 7            Certain Relationships and Related Transactions                                      27
Item 8            Description of Securities                                                           30

                                                      PART 11
Item 1            Market Price of and Dividends on the Company's                                      32
                     Common Equity and Other Stockholders Matters
Item 2            Legal Proceedings                                                                   32
Item 3            Disagreement With Accountants and Financial Disclosure                              32
Item 4            Recent Sales of Unregistered Securities                                             33
Item 5            Indemnification of Directors and Officers                                           33

                                                     PART F/S
                  Financial Statements                                                                35

                                                     PART 111
Item 1            Index to Exhibits                                                                   51
Item 2            Description of Exhibits                                                             51


                       DOCUMENTS INCORPORATED BY REFERENCE

     Documents incorporated by reference: None

                   GLOSSARY OF GEOLOGICAL AND TECHNICAL TERMS

Ammonite - A colorless, gaseous alkaline compound; used in making fertilizers.

Amygdaloidal - Said of rocks containing amygdules, minerals such as calcite, quartz, chalcedony or zeolite, and of other structures of rocks.

Andesite - Fine grained intermediate volcanic rock.

Anomalies - A departure from the expected or normal.

Anticlinoria - A fold system in the form of an arch.

Argillite - A compact rock derived from either mudstone or shale but lacking lamination or cleavage.

Arsenopyrite - An arsenic mineral, FeAsS, found mainly in hydrothermal veins.

Auriferous - Refers to a substance that contains gold, esp. gold-bearing mineral deposits.

Basalt - A fine-grained, sometimes glassy basic (dark colored) igneous rock.

Basaltic - A fine-grained dark volcanic rock whose strata sometimes form columns.

Batholiths - A large, generally discordant plutonic mass that has more than 40 square miles of surface exposure and no known floor. Its formation involves magmatic processes.

Bedded - A mineral fixed firmly into another rock formation.

Breccia - A coarse-grained rock, composed of angular broken rock fragments held together by a mineral cement or in a fine-grained matrix.

Calcareous - Chalky rock containing calcium carbonate.

Caps - A hard rock overlying another rock formation.

Chalcopyrite - The main copper ore, CuFeS2. A widely occurring mineral found mainly in veins.

Clastic rocks - A sedimentary rock composed of broken fragments that are derived from preexisting rocks of any origin.

Comagmatic - A term applied to a series of igneous rocks which are assumed to have been derived from a common source.

Conformable - A sequence of beds are said to be conformable when they represent an unbroken period of deposition.

Contour sampling traverses - A map show by contour topographic, a line on a map which connects points of equal value. Will show the structure or thickness differences in a given area on the map where sampled with representative soil or rock samples were taken from.

Contact metamorphism - thermal metamorphism causing change in the original character of the rock and associated with igneous intrusions.

Contact zone - A zone surrounding an igneous intrusion, in which the country rock shows the effects of contact metamorphism.

Cretaceous - A specific geologic time period of approximately 72 million years from 136 million years ago to 64 million years before present.

Cross fault - A fault that crosses another at a high angle.

Crystalline - Resembling a crystal; clear, transparent, pure.

Diorite - A course-grained plutonic igneous rock containing quartz.

Dragfold - Being a minor fold, usually one of a series, formed in an incompetent bed lying between more competite beds, produced by movement of the competent beds in opposite directions relative to one another.

Dyke - A sheet-like body of igneous rock, which cuts across the bedding or structural planes of the host rock.

Emplaced - a process by which igneous rock intrudes; or an ore body is formed in older rocks.

Fault - A fracture in rock along which there has been an observable amount of displacement. When faults occur along parallel or subparallel sets of planes they are called fault or fracture zones.

Feldspar - Constitutes 60% of the Earth's crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil.

Flows - A mass of matter moving or has previously moved in a stream or on the ground such as lava.

Formation - A number of rock units of consistent composition large enough to be traced on a regional scale.

Gabbro - A course-grained (plutonic) dark colored igneous rock.

Galena - The most important ore of lead, PbS, found in hydrothermal veins and as a replacement mineral

Gash vein - Veins formed in spaces produced from structural deformation of the rock.

Geochemical anomaly - A sudden increase in the quantity of a particular element over a limited area.

Gneiss-migmatite - A composite rock composed of igneous or igneous-appearing and/or metamorphic materials that are generally distinguishable megasopically. Often in bands or lenticles having flaky or elongate prismatic habits predominately.

Gouge - Rock material that has been ground to clay, often found along fault contacts - so named because the miners can "gouge" it out to facilitate the mining of the vein itself.

Granite - A course-grained igneous rock composed of >20% quartz and feldspar of which plagioclase and alkali feldspar are present in approximately equal amounts.

Granodiorite - A coarse-grained igneous rock composed of >20% quartz and feldspar of which plagioclase makes up >67% of the total feldspar.

Greywacke - An immature sandstone having > 15% clay minerals.

Group - A group (one or more) Formations of approximately the same age.

High level stocks - intruded igneous rocks that crystallized under near surface conditions.

Hornblende diorite - A coarse-grained plutonic intermediate igneous rock, consisting essentially of intermediate plagioclase and hornblende; quartz may be present in amounts up to 10% and alkali feldspar may also occur up to one third of the total feldspar.

Hydrothermal - Pertaining to hot water, or the action of hot water such as a mineral deposit precipitated from hot aqueous solution, with or without demonstrable association with igneous processes.

Igneous rock - Rock formed by the solidification of molten material that originated within the Earth.

Interbedded - Between two layers; e.g. a lava flow may occur interbedded between two layers of sediments.

Intrusion - A body of igneous rock which has formed itself into pre-existing rocks, either along some definite structural feature or by deformation and cross-cutting of the invaded rocks.

Jurassic - A specific geologic time period from 208.0 million years to 145.6 million years before present.

Karmutsen Volcanics - extrusive basaltic lava, pillow lava, breccia, tuffs derived from volcanoes in the late Triassia Age.

Lenticular - Resembling in shape the cross section of a lens

Limestone - A sedimentary rock consisting chiefly of calcium carbonate primarily in the form of the mineral calcite.

Lithology - The character of a rock described in terms of its structure, color, mineral composition, grain size and arrangement of its component parts.

Magnetite - An important iron ore mineral, Fe3O4, found in igneous rocks, contact metamorphic deposits, replacement deposits and placer deposits.

Marcasite - A mineral with the same chemical composition as pyrite (FeS2) but differing in atomic structure; often referred to as white pyrite because of its paler color.

Mesozoic - The name used to describe several periods of geologic time covering from 225 million years to about 65 million years ago.

Metamorphism - The mineralogical, chemical and structural adjustment of solid rocks to physical and chemical conditions that have generally been imposed at depth below the surface zones of weathering and cementation, and that differ from the conditions under which rocks in question originated.

Metasomatism - A metamorphic change which involves the introduction of material from an external source. In some circumstances one mineral completely replaces the other or if metasomatic fluids are energetic enough, recrystallisation occurs concealing some of the effects of the process.

Monoclinal fold - A fold having only one limb and being a uniform gentle dip.

Ore - A naturally occurring material from which a mineral or minerals of economic value can be extracted profitably.

Oreshoot - An elongate chimneylike mass of ore within a deposit (usually a vein), representing the more valuable part of the deposit.

Orogenic - A process by which structures within fold-belt mountainous areas were formed, including thrusting, folding and faulting in outer and higher layers.

Overturned beds - Said of a fold, the limb of a fold, a stratified formation that has tilted beyond the perpendicular. The sequence of strata thus appears reversed.

Overturned fold - A fold that is inclined and the two limbs dip in the same direction at different amounts. The sequence of strata thus appears reversed.

Pillow lava - The general term for lava that exhibits pillow-shaped masses, mostly basalts and andesites that erupted and flowed under water.

Phenocryst - A term for large crystals or mineral grains within the matrix or groundmass of a porphyry.

Plagioclase - Commonly labradoite or bytownite.

Plutonic rock - Igneous rock formed deep within the Earth under the influence of high heat and pressure; distinguished from eruptive rock formed at the surface.

Porphyry - An igneous rock of any composition that contains obvious phenocrysts in a fine-grained groundmass.

Pyrite - The most widespread sulphide mineral, chemical formula: FeS2,

Pyroclastic rocks - Consist of fragmental volcanic material which has been blown into the atmosphere by explosive activity.

Pyrrhotite - A mineral, Fe1-xS, found in basic igneous rocks, pegmatites and contact metamorphic rocks.


Quartz diorite - A group of plutonic rocks having the composition of diorite but with an appreciable amount of quartz, i.e. between 5% and 20% of the light colored constituents.

Recumbent fold - An overturned fold, the axial plane of which is horizontal or nearly so.

Replacement deposit - A mineral deposit that has been formed by mineral solutions taking the place of some earlier, different substance.

Rhyolite - Fine-grained to glassy light colored volcanic rocks.

Rift - A trough or valley formed by faulting.

Roof pendants - A downward projection of country rock into an igneous intrustion.

Sedimentary rock - A rock resulting from the consolidation of loose sediment that has accumulated in layers.

Shear strain - The angular displacement of a structural member due to a force acting across it.

Shear stress - The resultant of forces acting on a body of rock that tends to distort its shape, measured per unit of cross-sectional area.

Shear zone - A tabular zone of rock that has been crushed and brecciated by many parallel fractures due to shear strain.

Silicate - A compound regarded as a salt or ester of any of the silicic acids.

Silicified lens/zone - A area of limited size which been flooded or replaced with silica generally resulting in the formation of fine-grained quartz or chalcedony.

Sill - A sheet-like body of igneous rock that conforms to bedding and lies nearly horizontal.

Skarn - A general term used to describe lime-bearing silicate rocks derived from nearly pure limestone and metamorphosed by heat. Skarns are characterized by the presence of calc-silicate minerals (amphibole, pyroxene, garnet) and sometimes iron ore or sulphide deposits.

Sphalerite - The main ore of zinc, ZnS, found in metasomatic deposits with galena, hydrothermal vein deposits, and in replacement deposits.

Stocks - A rarely used term for a chimneylike ore body. An irregular, metal bearing mass in a rock formation, such as lead ore in a limestone formation.

Stoping - In mining, a method of extracting ore from a vertical or steeply dipping vein either above or below a level.

Stratified rocks - A rock formed by the consolidation of loose sediments that accumulate in layers.

Stratigraphic sequence/succession - A chronological succession of sedimentary rocks from older below to younger above, essentially without interruption.

Stringers - A mineral veinlet or filament, usually one of a number, occurring in a discontinuous subparallel pattern in the host rock.

Synclinoria - A basin-shaped fold system.

Tectonic - Said of or pertaining to the forces involved in, or the resulting structures or features of the earth's crust often caused by faulting.

Tertiary - The period of time which elapsed between the end of the Cretaceous and present time, having a duration of 65 million years ago, from 65 million years to 0 million years ago.

Trending belts - A general term for the direction or bearing of the outcrop of a geological feature of any dimension, such as a layer, vein, ore body, fold or orogenic belt.

Triassic - The period of time which extends from 225 to 195 million years ago, a duration of 30 million years, and marks the beginning of the Mesozoic Era.

Trouch - A channel, open or covered, that contains ore often associated with the lowest part of a fold or cross-section.

Tuff - The general name for the unconsolidated material is ash, which on consolidation is called a tuff.

Vancouver Group - a mountain range cover the upper half of Vancouver Island.

Vein is ribboned - Said of a vein of mineralization having alternating streaks of ore with waste rock, or simply varicolored ore material.

VLF-EM - A geophysical exploration method that uses very low frequency radio waves to detect conductive formations or ore bodies below the Earth's surface.

Volcanic rock - A generally finely crystalline or glassy igneous rock resulting from volcanic action at or near the Earth's surface, either ejected explosively or extruded as lava.

Volcanoclastic - Descriptive of a clastic rock containing volcanic material.

                                     PART 1

Rubincon Ventures Inc. (the "Company") is filing this Form 10-SB on a voluntary basis to:

     1    provide current, public information to the investment community;

     2 to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Company's securities, and

     3 to comply with prerequisites for listing of the Company's securities on NASDAQ.

ITEM 1.           DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE COMPANY

         The Company was incorporated on February 2, 1999. The Company has no subsidiaries and no affiliated companies. The executive offices of the Company are located at 1366 -161st Street, Surrey, British Columbia, Canada, V4A 8A6 (Tel: 604-526-0751).

         The Company is engaged in the exploration of mineral  properties.  (see
Part 1, "Exploration of the RUBINCON Claim"). No ore body has been discovered and no substantial exploration has been done on its mineral claim. The Company is purely an exploration company. There is no assurance that any ore body will ever be found and that the Company will have sufficient funds to undertake the exploration work required to identify an ore body.

         Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the OTC Bulletin Board.

         The Company owns one mineral property known as the `RUBINCON' Claim. It does not presently own any other mineral properties. The Company holds the rights to the minerals on the Rubincon property until February 28, 2001. The land itself is owned by the Province of British Columbia (known as the "Crown"). The Company undertook an exploration program on its claim in October 1999 in the amount of $2,759 which has resulted in the claim being maintained in good standing until February 28, 2001. For future years the Company will either have to pay cash-in-lieu of $2,200 each year or else perform work on the property.

         The Company has no revenue to date from the exploration of its mineral property, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop the Company's mineral property to a stage where a decision can be made by management as to whether an ore body exists and can be successfully brought into production. The Company anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "PLAN OF OPERATIONS"), but there can be no assurance that the Company will be successful in obtaining additional capital for exploration activities from the sale of its capital stock or in otherwise raising substantial capital.

PLANNED BUSINESS

         In addition to exploring and developing, if warranted, its mineral property, the Company plans to seek out additional mineral properties either by way of purchase, staking or joint venturing. (See Part 1, Item 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION").

         Much of the discussion contained in this section is "forward looking" in that actual results may materially differ from the Company's plans as currently contemplated. Information concerning all the factors associated with the Company is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENTS AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

         All dollar amounts shown in this document are stated in US dollars unless otherwise noted.

EXPLORATION OF THE RUBINCON CLAIM


         The Company retained Calvin Church, P. Geo. of Vancouver, British Columbia, to summarize the geology and mineral potential on its mineral claim near Zeballos, British Columbia. His report is dated July 15, 1999. The mineral claim was staked February 11, 1999 by Edward Skoda on behalf of the Company and named "RUBINCON".

         The Claim covers 16 metric units (986 acres) located within the Zeballos Mining Camp near the town of Zeballos on the West Coast of Vancouver Island. Gold bearing quartz veins in the Zeballos mining camp produced over
287,811 ounces of gold and 124,700 ounces of silver from ore averaging 0.44 ounces per ton during the period of 1934 to 1948.

         The Company was incorporated on February 2, 1999 and engaged the services of Edward Skoda to "stake" a mineral claim for it in the Zeballos mining area of British Columbia. The claim, subsequently recorded as the `RUBINCON' claim, was "staked" on February 11, 1999.

         "Staking" of a claim is the method used by the ministry of mines for the Province of British Columbia in verifying title to the minerals on Crown property. The individual staking a claim, known as the "staker" inserts a post or stake into the ground of unstaked property and defines this post as the corner post or "identification" post. A serial pre-numbered tag, purchased from the Gold Commissioner's office (a department of the Ministry of Mines of British Columbia), is affixed to the post and the date and time of inserting the post into the ground is recorded on it as well as the proposed name of the Claim. The staker is required to walk in a line one in the directions from the stake and another line a 90 degree angle from the original walk starting at the corner post for another 1500 feet. Upon completion of these two walks the staker records the number of units being staked upon the metal tag on the corner post. This information is recorded on a 4 foot post mineral claim form and filed with the Gold Commissioner's Office.

         The Company has not identified any other mineral properties for staking and, therefore, has only the RUBINCON property. It is the intention of management to identify other properties of merit in the future but to date none have been identified.

LOCATION, ACCESS AND TOPOGRAPHY

     The property is situated five kilometres east of the town of Zeballos, which is located on the West Coast of Vancouver Island about 300 kilometres (188 miles) northwest of Victoria, British Columbia, Canada. The geographic center of the Rubincon property is located at 126(degree)46'10" West Longitude and 50(degree)00'08" North Latitude on N.T.S. mapsheet 92 L/2. This location may also be described as being in U.T.M. zone 09 with coordinates Northing 5541050N and Easting 659900E. The claim boundaries enclose the headwaters of Goldvalley and Curley Creeks with Lukwa Mountain in the approximate centre of the claim.

     Access is by an all weather road that follows the Zeballos River and connects Zeballos to the Island highway at Mukwilla Lake. Six kilometres north of the town of Zeballos the Goldvalley main line branches south and follows the valley past the C.D. mine where footpaths lead to the headwaters of Goldvalley Creek and onto the west side of the property. Alternatively forestry roads following the west side of the Nomash river lead to the old Homeward mine from where Curly creek may be followed to its headwaters and onto the claim's east side. A logging road is proposed to access timber in the Curly Creek valley.

     The terrain is mountainous and rugged. Elevations range from 20 meters (75 ft) in the Zeballos River valley to above 1030 meters (Mt. Lukwa 3,749ft) at some of the local peaks within the mining camp. Many of the creeks flow down waterfalls in narrow canyons and there are many unscalable bluffs which make foot traverses difficult. The area is considered coastal rainforest and total annual precipitation is high, rarely less than 500 centimeters (200 in.). Forests of yellow cedar and hemlock populate the mountaintops and Douglas fir and red cedar grow well in the river valleys, however, much of the main drainages were logged in the 1940's.

CLAIM STATUS

         The Rubincon claim was staked by a commissioned staker and is registered in the Alberni Mining Division of British Columbia. The claim was then sold to Rubincon Ventures Inc., of Surrey, B.C., for the sum of $385 thereby allowing the Company to own the claim outright. Mineral tenure is secure for one year from the date of staking as described below.

     Claim Name                Tenure No.        Units           Expiry Date
     --------------------------------------------------------------------------
      Rubincon                   367964           16          February 28, 2001

         The Company undertook a work program on the Rubincon claim in October, 1999 in the amount of $2,758 which will maintain the claim in good standing until February 28, 2001. Due to having incurred additional exploration expenses in comparison to the $1,100 required by the Ministry of Mines to maintain the claim for a further year, the Company has a pack credit of $1,658 which it can apply against the assessment work of February 28, 2002.


HISTORY

         Although small amounts of gold were obtained from the Zeballos River in the early 1900's, it was not until 1934 that the first of the rich gold-quartz veins were discovered that made the Zeballos Camp; an important gold producer. Productions from the Zeballos mining camp between 1934 and 1948 totaled 287,811 ounces of gold and 124,700 ounces of silver from approximately 651,000 tons of ore mined. This gave an overall grade for the camp, including dilution, of 0.44 ounces of gold per ton; or, based on a yield of 280,623 ounces from the ore milled, an average of 0.75 ounces per ton milled. In 1948, owing to the increased cost of supplies and labor relative to the fixed price of gold, the existing mines were forced to close and by the end of that year they closed operations forever.

REGIONAL GEOLOGY

      Vancouver Island is the main component of the Insular Belt, the westernmost major tectonic subdivision of the Canadian Cordillera. The Insular Belt contains a middle Paleozoic and a Jurassic volcanic-plutonic complex, both apparently underlain by gneiss-migmatite terranes and overlain respectively by Permo-Pennsylvanian and Cretaceous clastic sediments. A thick shield of Upper Triassic basalt, overlain by carbonate clastic sediments, separates these two complexes in space and time. In the Zeballos-Nimpkish lake area Gunning (1932) defined this volcanoclastic sequence the Vancouver Group. The Vancouver Group is intruded by various bodies of the Coast Plutonic Complex which were emplaced from late Jurassic to early Cretaceous time. Post orogenic Tertiary clastic sediments fringe the West Coast of Vancouver Island.

STRATIGRAPHY

         The volcanic and sedimentary rocks of the Vancouver Group comprise a conformable series that strikes, in general, northerly to northwesterly and dips westward to southwestward. Consequently the oldest rocks are found to the east and the youngest to the west. Upper Triassic Karmutsen volcanics (muTRK) form the base of the Vancouver Group and consist of a thick series of medium to basic, highly amygdaloidal volcanic flows, with very little interbedded sedimentary material. Except in contact zones with granitic intrusions the volcanics exhibit low-grade metamorphism. The basaltic eruptions started with pillow lavas in a deep marine rift basin, continued with aquagene tuff and breccia as the basin became shallower, and terminated with subareal basalt flows.

         Conformably  above the  Karmutsen  Formation is the Quatsino  Formation
(uTRQ), which is composed of massive to thickly bedded white to blue crystalline limestone. Poorly preserved ammonite fossils from the Quatsino limestone indicates an Upper Triassic age. The succeeding Parson Bay Formation (uTRPB) is composed of interbedded calcareous black argillite, calcareous greywacke and sandy to shaly limestone. A general coarsening of grain size is seen moving upward in the stratigraphic succession. The Bonanza Group (IJB) was originally named by Gunning (1932) and included an upper unit composed of mainly rhyolitic and basaltic tuffs and breccias. Muller (1977) has reclassified the lower calcareous sedimentary unit as belonging to the Parsons Bay Formation. The Bonanza represents several eruptive centres of a volcanic arc and consequently its stratigraphy varies considerably.

INTRUSIVES

         Most of the intrusive rocks on Vancouver Island form part of the Coast Intrusions, which range in composition from quartz diorite to granite and were emplaced during Jurassic or Cretaceous time. On northern Vancouver Island these intrusive rocks form regional patterns of narrow northwest trending belts separated by slightly wider belts of Upper Triassic volcanic and sedimentary rocks. On the west side of the island the pattern is more pronounced where a 3 kilometre wide belt, just west of Nimpkish Lake, has been traced southeast to Vernon Lake, a distance of 80 kilometres. Within the Vancouver and Bonanza Groups the intrusives form sills, dykes and high level stocks of hornblende-quartz-feldspar porphyry and there is an apparent comagmatic relationship between intrusions and volcanics. Much of the economic mineralization within the Zeballos mining camp was developed in or in close association to these intruding batholiths and stocks.

STRUCTURE

         The structures of northern Vancouver Island are probably due to several periods of deformation occurring from late Mesozoic to early Tertiary time. Vancouver Group rocks are folded into broad regional anticlinoria and synclinoria that strike northwesterly and have average trough to crest distances of 11 to 16 kilometres (6.9 to 10 miles). A well-developed synclinal structure was mapped between Bonanza and Nimpkish lakes however the fold pattern becomes increasingly disrupted toward the southwest. The regional structure in the Zeballos map area is complex due to the predominance of intrusive bodies that disrupt the broad folds. Hoadley (1953) describes these structures as follows:

" In the vicinity of major batholithic intrusive bodies, regional structures have been largely obliterated or masked by secondary structures imposed during intrusion. Where the intrusions have invaded volcanic rocks, general upwarping and relatively mild folding are observed, and some of the smaller roof pendants have, apparently, been tilted en masse from their original position. However, where the intrusive bodies have invaded the Quatsino limestone or the sedimentary part of the Bonanza Group (Parson Bay Formation), the degree of secondary folding is much more pronounced. The rocks are intricately folded or overturned, and, in places, recumbent folds are common."

         Several major north or northwest trending fault zones are mapped in the Zeballos map area. The most pronounced fault follows the North Fork of the Zeballos River and trends slightly west of north and dips steeply east where observed. This fault is thought to be later than steeply dipping east to east-northeast striking cross faults.

PROPERTY GEOLOGY

         Detailed geological mapping of the Zeballos Mining Camp was completed by J.S. Stevenson in 1950. Mesozoic volcanics and sediments of the Vancouver Group outcrop and are intruded by Coast intrusives of probable Jurassic age over this relatively small area (58 km(2)) (22.6 miles). Geological mapping by Stevenson did not attempt to make regional correlations but instead used lithology of the rocks to define the mappable units.

         The volcanic and sedimentary rocks comprise a conformable series that strikes north-northwest and dips south to southwesterly so that the oldest rocks are found to the east and the youngest to the west. Andesitic lava of the Karmutsen volcanics outcrop north the Zeballos river and represent the oldest mapped unit. Massive limestone of the Quatsino Formation is intruded by porphyritic granodiorite in the area of the Central Zeballos mine. South of that mine a wedge shaped area of lime silicate rocks, which strike easterly and dip vertically, is mapped between the limestone and quartz diorite. A large assemblage of volcanics, mainly pyroclastics and minor flows of the Bonanza Formation, abuts the quartz diorite to the west and outcrops over the southwest quadrant of the mining camp. A northwesterly belt of Coast intrusives that include, from oldest to youngest, gabbro and hornblende diorite, granodiorite, quartz diorite, and several varieties of dykes, invade the stratified rocks. The intrusives are a dominant feature within the Zeballos mining camp and as most mineral deposits are associated with it, is of considerable economic and geological interest.

      The major structure of the area is a monoclinal fold that strikes northwest and dips 40 to 60 degrees southwest. This fold contacts is modified by a major northwest trending dragfold between Lime and Contact creeks in which the crest follows Lime creek and the trough follows the ridge 600 metres to the east. Minor dragfolds occur near with the quartz diorite. A major northwesterly trending fault of indeterminate displacement follows the North Fork of the Zeballos river and appears to dip vertically or steeply east.

MINERALIZATION AND ALTERATION

      Mineral deposits of the area include gold-bearing quartz veins and high temperature replacement (skarn) or contact metamorphic deposits in limestone or calcareous sedimentary rocks. Deposits of the latter type are confined to areas where Quatsino limestone and sedimentary parts of the Karmutsen and Bonanza group rocks have been invaded by Coast intrusions. The replacements typically contain chiefly magnetite with lesser amounts of pyrrhotite (F.L., Ridge, Churchill) or they contain mainly chalcopyrite and only minor magnetite and pyrrhotite (Maquinna and Central Zeballos) and sometimes appreciable gold. In the Ford skarn deposit a 21 metre thick tabular body of magnetite follows a limestone-tuff contact and has been traced along 400 metres of strike.

      Gold-bearing veins of the Zeballos camp are characteristically narrow, with widths less than one foot, but commonly contain gold in excess of one ounce to the ton. Some of the veins occur in sheeted zones up to 4 feet wide that may pinch and swell along strike forming lenticular quartz-sulphide zones. The veins follow fairly continuous fault fissures and are often banded by an alternation of quartz and sulphides where the abundance of sulphide varies from 10 to 50 percent and averages about 25 percent. Sulphides, in order of abundance are pyrite, sphalerite, arsenopyrite, chalcopyrite, galena, pyrrhotite, and occasionally marcasite.

      The former producing mines in the camp were located at the northwest end or nose of the quartz diorite intrusive body and related to structural deformation and mineralization there. It has been found that veins, or parts of veins, that follow the direction of tension in any fracture pattern are the most favourable for the localization of ore. A study of fracture patterns in the Zeballos camp (Stevenson, 1950) determined that veins that strike close to north 62 degrees east and dip vertically were formed by tension and thus most likely to contain higher grade oreshoots. This discovery has been proven by practical experience where several high grade veins (Privateer No.3, Goldfield Vein) and gash veins in the Zeballos camp are orientated in this direction.

     The Big Star and Howard mines, located 600 metres north of the Rubincon property, host quartz-sulphide mineralization in stringers (1 to 8 cm wide) along east-west trending shear zones. Tension gashes within the shear zone at Big Star are orientated roughly in the favourable east-northeast direction and consequently host most of the gold mineralization. The stringers are too small to be mined individually so the value of the ore mined is dependant on the orientation and density of stringers in a given area. Pyrite is the principle sulphide, with arsenopyrite occasionally present in large amounts and sphalerite and galena in smaller amounts. Alteration is most pronounced along east-northeast trending quartz stringers where the quartz diorite has been bleached by hydrothermal solutions up to 10 centimetres from the vein. Although large shear zones have not been identified on the Rubincon property the same style of mineralization and host rock is likely to occur there.

7.0  CONCLUSIONS

o Most of the production came from gold-bearing veins less than one foot wide and because the veins were much narrower than slopping widths dilution of the ore was quite high especially in areas of highly sheared wall rock. Thus the actual grade of many of the producing veins in the camp are commonly higher than one ounce per ton.

o Gold quartz veins occur in the border phases of the intrusive rocks and in the adjacent host rocks although there are isolated occurrences of gold-bearing veins up to one mile from any known intrusive contact.

o The veins are commonly banded by an alternation of sulphides and quartz indicating several episodes of mineralization. Sulphides are common in most of the Zeballos veins comprising 10 to 50% of the vein material. In quartz-sulphide ores the gold content increases in proportion to sulphide content and the presence of galena or sphalerite probably due to a late pulse of mineralization.

o Studies of structural deformation in the quartz diorite intrusive indicate that veins, which developed parallel to the plane of tension (062(degree)/90), contain the highest grade oreshoots. Veins that developed along planes of maximum shearing stress (035(degree)/90 and 090(degree)/90) tend to be lower grade and contain abundant rock fragments and gouge.

o High temperature replacement deposits (skarns) are found along contacts between Coast intrusive rocks and limestone or calcareous sediments within the Zeballos mining camp.


RECOMMENDATIONS

o Airphoto interpretation and reconnaissance mapping is required to determine structural breaks and intersecting fault structures very important to ground preparation and the formation of mineral deposits in the area. The cost estimate is approximately $2,500.

o Construction of a soil geochemical grid across structural features sampled at 20 metre intervals on lines spaced 100 metres apart. Major northeast striking stratigraphic contacts and shear zones should be prospected and the grids orientated perpendicular to them should they appear to be mineralized. If terrain conditions prohibit establishing a grid, closely spaced contour sampling traverses should be considered. The cost estimate is approximately $7,500

o Ground geophysical surveys using VLF-EM and magnetometer instruments to locate less obvious linear features (faults), geological contacts and mineralized horizons. The cost estimate is approximately $1,000

o Prospecting and detailed geological mapping at 1:2000 scale or better over the entire claim area. Prospecting could be prioritized according to favorable geologic contacts especially where VLF-EM conductors have already been identified. The cost estimate is approximately $1,000

o Providing favorable results are obtained in the soil geochemical sampling program additional exploration consisting of trenching and drilling would be recommended to target anomalies from that program. The cost estimate is approximately $150,000

     The total cost of completing the recommendations by Calvin Church is $162,000.

         The Company does not have the funds to either start or finish Mr. Church's recommendations. To have the funds available the Company will either accept advances from its directors or officers, obtain institutional funding or issue some of its capital stock. At present the Company has made no arrangements to do any of these three methods of fund raising.

COMPANY'S MAIN PRODUCT

         The Company's main product is the sale of gold and silver that can be extracted once the mineral property has been explored. Since the property has yet to be explored by the Company there is no guarantee any ore body will ever be found.

COMPANY'S EXPLORATION FACILITIES

         The Company has no plans to construct and mill or smelter on the RUBINCON Claim until an ore body of reasonable worth is found (which may be never).

         While in the exploration phase, the crew of the Company will be living in the town of Zeballos due to its close proximity to RUBINCON Claim and to avoid building any permanent facilities.

RECENT EXPLORATION WORK BY THE COMPANY ON THE RUBINCON MINERAL CLAIM

         In February 1999, the Rubincon claim block was laid out and staked to encompass prospective ground adjacent to the southern boundary of the old Zeballos gold camp. The objective, for the prospecting program, is to re-locate old showings, old workings or geological structures of merit to determine whether further mineral exploration is warranted.

         The Company engaged a prospector in October 1999 to set up a geochemical grid. He accessed the claim by road from the town of Zeballos; nine miles away. The four-wheel truck was left at the Nomash Road and a two and a half mile trek was made up the east side of Curly Creek. The evaluation difference from the Nomash River to Mt. Lukwa is approximately 1,000 vertical meters (3,000 feet) over a two mile horizontal distance. Ground topography was extreme with vertical bluffs randomly offset throughout. This made the contour prospecting difficult to carry out. Nevertheless the prospector explored a large section of the claim noting various outcrops and anomalies. The actual cost of prospecting the claim was $2,758 which will be applied to maintain the claim in good standing until February 28, 2001. A pack credit of approximately $1,600 can be applied against assessment work for February 28, 2002.

         To fully explore and prospect the southern half of the claim, access will require helicopter support. This will have to be performed in the spring or early summer of 2000. The prospecting efforts took approximately one and a half week before the snow started to fall and the Company will not be able to enter the claim until the late spring.


RISK INHERENT IN MINERAL PROPERTIES

         The Company and its shareholders are aware of the following risks:

1.       NO KNOWN ORE BODY

         The Rubicon claim does not contain a known body of commercial ore and, therefore, any program conducted on these properties would be an exploratory search for ore. An ore body may never be found on the property.

2.       EXPENDITURES MAY NEVER FIND AN ORE BODY

         There is no certainty any expenditures made in the exploration of the Rubicon claim will result in discoveries of commercial quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

3.       FUNDS FOR EXPLORATION MIGHT NOT BE AVAILABLE

         Resource exploration is a speculative business in that a company might not be able to raise any funding subsequent to the initial capital.

4.       INSIGNIFICANT MINERAL DEPOSIT

         The Company might discover a mineral deposit which might not be the size and grade to ensure profitability when mined. It requires a certain number of tones and grade of the ore to ensure profitable operations and if these two factors are not present the Company will not be able to proceed.

5.       MARKETING FACTORS BEYOND THE CONTROL OF THE COMPANY

         The marketability of any minerals acquired or discovered may be affected by factors beyond the control of the Company. For example, fluctuations of the price of gold and silver, the nearest to the claim of milling facilities, governmental regulations, cost of labor and equipment, taxes and quotas on production and selling, etc. Any of these factors will have an impact on the Company's operations and its profitability.

6.       COMPETITION WITHIN THE MINING INDUSTRY

         Competition within the mining industry is very competitive. The Company will have to compete with other companies who are better known and have more available funds. The Company might find it difficult to obtain financing or stake properties of merit.

7.       MINING INVOLVES A HIGH DEGREE OF RISK.

         Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or which it may not elect to insure. The payment of such liabilities may have a material, adverse effect on the Company's financial position.

8.       ENVIRONMENTAL CONCERNS

         Prior to commencing mining operations on any of its properties, the Company must meet certain environmental requirements. Compliance with these requirements may prove to be difficult and expensive. The Province of British Columbia has enacted statutory provisions to protect the Crown's property. The Acts that the Company has to adhere to are the "Timber Harvesting Practices Regulations", Mineral Tenure Act, Coal Act and Forestry Act. Each of the former Acts has their own environmental concerns which the Company must adhere to. The Company might be liable for pollution if it does not adhere to the requirements of the various Acts. Environment concerns relate to the use and supply of water, the animal life in the area, fish living in the streams, the need to cut timber and removal of overburden; being the soil above the hard rock. No building or fixtures of any form can be erected without the prior approval of the district inspector for the Province. The cost and effect of adhering to the environment requires are unknown to the Company at this time and cannot be reasonably estimated.

9.       TITLE TO THE CLAIM.

         While the Company has obtained the usual industry standard title reports with respect to the Rubincon claim, this should not be construed as a guarantee of title. This property may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Certain of the claims may be under dispute and resolving of a dispute may result in the loss of all of such property or a reduction in the Company's interest therein.

10.      CONFLICT OF INTEREST

         Some of the Directors of the Company are also directors and officers of other companies and conflicts of interest may arise between their duties as directors of the Company and as directors, officers of other companies. Even with full disclosure by all the directors and officers, the Company cannot insure that it will receive fair and equitable treatment in every transaction.

11.      QUALIFICATION ON GOING CONCERN BY THE AUDITORS

         The Company's auditors, in the audited financial statements attached to this Form 10-SB, has qualified their audit opinion on whether the Company will be able to raise sufficient funds to complete its objectives and, if not, indicates that the Company might not be able to continue as a going concern. Without adequate future financing the Company might cease to operate.

12.      NO SURVEY HAS BEEN PERFORMED

         The RUBINCON claim has never been surveyed and, accordingly, the precise location of the boundaries of the property and ownership of mineral rights on specific tracts of land comprising the property may be in doubt.

13.      CONCENTRATION OF OWNERSHIP BY MANAGEMENT.

         The management of the Company, either directly or indirectly, owns 125,820 shares. It might be difficult for any one shareholder to solicit sufficient votes to replace the existing management. Therefore, any given shareholder may never have a voice in the direction of the Company.

13.      MINING EXPERIENCE BY MANAGEMENT

         None by the management of the Company has had any mining experience other then Jack Cewe who has been in the mining and production of gravel for 50 years. He has had no experience in the mining of precious metals similar to the other directors.


l.       OTHER MINERAL PROPERTIES

         The Company has not found any other mineral properties either for staking or purchasing but will seek other mineral properties during the summer of 2000 so to diversify its holding since, the Company does not presently have the financial capacity to do so. Any staking and/or purchasing of mineral properties may involve the issuance of substantial blocks of the Company's shares. The Company has no intentions of purchasing for cash or other considerations any mineral properties from its officers and/or directors.

EMPLOYEES

         As at January 31, 2000, the Company did not have any employees either part time or full time. Initially the Company does not wish to bear the burden of carrying full time employees especially during periods when it is difficult to work on the property due to weather conditions.

         The executive officers identified the Rubincon claim, incorporating the Company, obtaining the assistance of professionals as needed, identifying potential investors to contribute the initial "seed capital", coordinating various filing requirements and other matters normally performed by the executive officers without any compensation. The Company has given recognition in the financial statements for the period ended December 31, 1999 to this contribution by expensing $5,000 for services of the President and crediting capital contribution for a like amount.

         The Company is not a party to any employment contracts or collective bargaining agreements. The British Columbia area has a relatively large pool of people experienced in exploration of mineral properties; being mainly geologists and mining consultants. In addition, there is no lack of people who have experience in working on mineral properties either as laborers or prospectors. Initially the Company will use independent workers and consultants on a part time basis.

COMPETITION

         In Canada there are numerous mining and exploration companies, both big and small. All of these mining companies are seeking properties of merit and availability of funds. The Company will have to compete against such companies to acquire the funds to develop its mineral claim. The availability of funds for exploration is sometimes limited and the Company might find it difficult to compete with larger and more well-known companies for capital. Even though the Company has the rights to the mineral on its claim there is no guarantee it will be able to raise sufficient funds in the future to maintain its mineral claim in good standing. Therefore, if the situation occurs that it does not have sufficient funds for exploration the claim might lapse and be staked by other mining interests. The Company might be forced to seek a joint venture partner to assist in the development of its mineral claim. In this case, there is the possibility that the Company might not be able to pay its proportionate share of the exploration costs and might be diluted to an insignificant carried interest.

         Even when a commercial viable ore body is discovered, there is no guarantee competition in refining the ore will not exist. Other companies may have long term contracts with refining companies thereby inhibiting the Company's ability to process its ore and eventually market it. At this point in time the Company does not have any contractual agreements to refine any potential ore it might discover on its mineral claim.

         The exploration business is highly competitive and highly fragmented, dominated by both large and small mining companies. Success will largely be dependent on the Company's ability to attract talent from the mining field. There is no assurance that the Company's mineral expansion plans will be realized.


ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" in that actual work performed on the Company's mineral property may differ from the recommended work program as set forth in the geological report dated July 15, 1999 by Calvin Church, P. Geo. Factors that could cause the work program to differ are described throughout this Form.

PLAN OF OPERATION

         To date the Company has concentrated on the RUBINCON claim. In the future, the Company will seek to investigate other mining properties to determine which ones are of merit and are of interest to the Company. Subject to the availability of financing, the Company will seek to increase its inventory of mineral properties and, if acceptable to management, enter into joint venture agreements to develop various other mineral properties of merit. (SEE PART 1, ITEM 1 - "DESCRIPTION OF THE BUSINESS"). The Company will seek to generate such funds through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Company will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Company does not presently have any financing arranged for nor has any underwriter yet expressed interest in such an offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Company. In the absence of such financing, the Company may be unable to put its plans into effect.

LIQUIDITY AND CAPITAL RESOURCES

         As at December 31, 1999, the Company had $1,627 of assets, and $10,232 of liabilities of which $9,932 is due to the former President of the Company. The cash equivalent as at December 31, 1999 was $1,627.

         The Company has no contractual obligations for either lease premises, employment agreements or work commitments on the RUBINCON claim and has made no commitments to acquire any asset of any nature.

         Operational and administrative expenses of the Company for 2000 are projected to be approximately $6,050 which will comprise audit ($1,500), filing fees with regulatory authorities -Edgar ($1,800), transfer agent's fees ($2,000) and miscellaneous ($750). The RUBINCON claim is in good standing until February 28, 2000 and, if warranted, the Company need not spend any money on its claim until that date. The current cash position is not sufficient to pay the above noted expenses but, if required, the officers and directors can advance additional funds to the Company.

         Since February 2, 1999, the date of inception, the Company has incurred the following expenses:


         Audit and accounting                           (i)            $   2,550
         Annual fee                                    (ii)                  125
         Bank charges                                 (iii)                   21
         Geology report                                (iv)                1,280
         Incorporation costs written-off                (v)                  519

         Management fee                                (vi)                5,000
         Office and miscellaneous                     (vii)                  370
         Rent                                        (viii)                3,000
         Staking costs                                 (ix)                3,195
         Telephone                                      (x)                  606
         Transfer agent's fees                         (xi)                2,840
                                                                           -----

                   Total expenses for the period                        $ 19,506
                                                                         =======

     (i)      Audit and accounting - $2,550

     The Company had its financial statements audited as at September 30, 1999, as attached to this Form 10-SB. The accounting and preparation of a working paper file for submission to the auditors was prepared by the Company's Accountant. In addition, the Company prepared a financial statement from February 2, 1999 (date of inception) to December 31, 1999 which is attached to this Form 10-SB.

     (ii)     Annual fee - $125

     The annual fee paid to the State of Delaware.

     (iii)    Bank changes - $21

     Monthly service charges for operating the account as charged by the Bank of Montreal.

     (iv)     Geology report - $1,280

     The Company engaged the services of Calvin Church, P. Geo., to write a report to the Company detailing the mineralization on the Rubincon claim and recommending a future work program. This report was completed on July 15, 1999 and has been summarized in this Form under the heading of "Exploration of RUBINCON Claim."

     (v)      Incorporation costs written-off - $519

     The Company has treated the cost of incorporation as a period cost and has written it off as an expense in the current period rather than capitalize it and amortization it over a period of time.

     (vi)     Management fee - $3,000

     The Company has not paid any fees to its directors or officers during the current period. Nevertheless, the Company realizes that there is a cost involved in the directors and officers devoting time and effort to the affairs of the Company. Therefore, a management fee of $3,000 has been expensed and credited to capital contribution during the current period.

     (vii)    Office and miscellaneous - $370

     Office and miscellaneous expense represents the printing of cheques for use by the Company, photocopying and fax charges.

     (viii)   Rent - $3,000

     The Company uses the personal residents of the Secretary Treasurer of the Company as an office. No charge has been incurred by the Company. Nevertheless, the Company recognizes that there is a cost to using an office and therefore has expensed $3,000 and credited to capital contribution a similar amount.

     (ix)     Staking costs - $3,195

     The Company engaged the services of Edward Skoda to stake the RUBINCON claim in the Zeballos area of British Columbia in February, 1999. In October 1999, the Company engaged the services of Mr. Skoda to prospect the Rubincon claim to determine if there were any outcroppings and anomalies which might require future exploration in the Year 2000. The cost of this exploration program was $2,758.

     (x)      Telephone - $606

     The Company has not incurred any telephone charges to date. Nevertheless, the Company recognizes the fact that there is a telephone cost to operating a business and therefore has expensed $606 with an offsetting credit to capital contribution. This expense was determined on the fair market value of operating a telephone line and for an eleven month period.

     (xi)     Transfer agent's fees - $2,840

     Transfer agent's fees comprise $1,200 as the annual fee paid to maintain an account with the transfer agent and $1,640 for preparation and issuance of share certificates. The Company has treated for accounting purposes the annual fee of $1,200 as a period cost and has written it off in the current period rather than amortizing it over the entire year.

         Management estimates that the current funds on hand will not be sufficient to allow the Company to undertake an exploration activities on the Rubincon claim but is satisfy all outstanding accounts payable and maintain operations for several months. The funds required over the next several months will be for filing fees, accounting and general office expenses. Nevertheless, the Company will have to raise additional fund to remain as a going concern.

         The only three methods available to the Company to obtain further funding are as follows:

          a) Advances from its directors and officers sufficient to enable the Company to undertake some, but not all, of the recommendations set forth by Mr. Church. No commitment on the part of the directors or officers has been made to date;

          b) Obtain institutional financing based on the personal guarantees of the Company's officers and directors. The directors and officers have not considered this method at the present time; and
               c) Insurance of the common stock of the Company either to existing shareholders or to the general public. No plans at the present time has made to obtain funding from this source.

         Management  does  not  believe  the  Company's   operations  have  been
materially affected by inflation.


ITEM 3.           DESCRIPTION OF PROPERTY

         The Rubincon claim consists of one 16 unit metric claim (986 acres) situated within the Zeballos mining camp near the town of Zeballos, 300 kilometres (188 miles) northwest of Victoria, British Columbia. The property is 100% owned by the Company.

         The Rubincon claim is situated in mountainous and rugged terrain. The property ranges from an elevation of 75 feet to 3,700 feet. The entire property is considered coastal rain forest, having annual precipitation of nearly 200 inches. There are creeks that flow through the property thereby making the vegetation almost rain forest in nature. The forests are mainly yellow cedar and hemlock with some Douglas firs and red cedar at lower elevations.

         Two former producing mines, the Big Star and the Homeward, are located with 900 feet of the north boundary of the Rubincon claim. The Rubincon claim was explored by open pit and trenching during the 1930's. In July 1984, Golden Quadrant Resources performed grolend magnetometer and VLF-EM surveys and collect 90 readings over 0.95 line kilometers on the now RUBINCON claim. The surveys indicated weak to moderate conductors and the geologist doing the work recommended further work. No gold production has ever been recorded from the RUBINCON claim and there has been no other recorded work.

OFFICES

         The Company's executive offices are located in 1366 - 161st Street, Surrey, British Columbia, Canada. The office is located in the personal residence of the Secretary Treasurer of the Company. There is no charge to the Company for office but an imputed charge of $3,000 has been expensed during the current period with an offsetting entry to capital contribution. The Company realizes it will require an office once it has started exploration work on the RUBINCON claim, but has yet to choose the office's location.

INCORPORATION IN THE STATE OF DELAWARE

         The Company incorporated in the State of Delaware rather than British Columbia because of tax reasons. For example, both the Federal and Provincial Governments impose tax on any profits made. This corporate tax could range as high as 51% of net income. In addition the Province of British Columbia has an annual capital tax based on the number of shares outstanding. By having a Delaware-based company, the Company, if its ex-provincially incorporates in British Columbia, will only be subject to a 15% withholding tax as set forth in the Canada/US Tax Treaty.

OTHER PROPERTY

The Company does not own any other property other than the rights to the minerals located on the Rubincon claim.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of December 31, 1999.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
     of                       of Beneficial                     of Beneficial                 of
    Class                         Owner                       Ownershp (1)((2)            Class (2)
    -----                         -----                       ----------------            ---------
Common                   CARSTEN MIDE                              200,000 (3)                 8.3%
Shares                   2453 Phillips Place
                         Buraby, British Columhia
                         Canada, V5A 2W1

(1) As of December 31, 1999 there were 2,400,820 common shares outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.
(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

(3) These shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After these shares have been held for one year, Mr. Mide, former President of the Company, could sell 1% of the outstanding stock in the Company every three months. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There is "stock transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of December 31, 1999.

     (1)                           (2)                               (3)                     (4)
    Title                   Name and Address                  Amount and Nature            Percent
     of                       of Beneficial                     of Beneficial                 of
    Class                         Owner                       Ownershp (1)((2)            Class (2)
    -----                         -----                       ----------------            ---------
     Common              ROMAN M. KUJATH                                   Nil                0.00%
     Shares              415 - 10357 - 109TH STREET
                         Edmonton, Alberta
                         Canada, T5J 1N3
     Common              ALBERT EZZY                                    75,820 (3)            3.16%
     Shares              1366 - 161TH Surrey
                         Surrey, British Columbia
                         Canada, V4A 8A6
     Common              JACK CEWE                                      50,000 (4)            2.08%
     Shares              1008 Alderside Avenue
                         Port Moody, British Columbia
                         Canada, V3H 3A6



Common                   Directors and Officers as a                   125,820                5.24%
Shares                     Group


     (1)  As  of  December  31,  1999  there  were   2,400,820   common   shares
          outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

     (2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers have any options, warrants, rights or conversion privileges outstanding.


     (3) Albert Ezzy is Secretary Treasurer and Director of the Company and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption from registration provided by
          Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Ezzy could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.


     (4) Jack Cewe is a director of the Company. These shares are held in the name of his wife, Mabel Cewe and as such are restricted since she lives in the same house as her husband. After this stock has been held for one (1) year, Mabel Cewe could sell a percentage of her shares every three months based on 1% of the outstanding and issued shares of the Company. These shares have "stop transfer" stamped on them.


Item 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The Company's directors and executive officers, as of December 31, 1999, are listed in the table below. Directors are elected at the Company's annual meeting of stockholders. They hold office until their successors are elected and qualified. The Company's officers, responsible to the Board of Directors, are appointed annually by the Board.


                                                                                 Term as
                                                                                Director
               Name                             Position Held                    Expires
               ----                             -------------                    -------

            Roman Kujath                    President and Director                 2000

            Albert Ezzy                     Secretary Treasurer and                2000
                                              Director

            Jack Cewe                       Director                               2000


         ROMAN KUJATH, 57, has been president of Roman M. Kujath Architects Ltd. since 1975. He has practiced in Canada and abroad as a Architect (Masters degrees in both Architecture and Engineering). Mr. Kujath has been responsible for over $1 billion dollars worth of construction, including $100 million Place de Ville in Ottawa, Canada for the Campeau Corporation. He also was a developer for a number of turn-key housing projects in the southern United States in the early 1970s. He is also a director of Peabodys Coffee Inc., a company currently listed on the OTC Bulletin Board, which specializes in coffee sold via a kiosk system. Peabodys Coffee Inc. is headquartered in Sacramento, California. He is also a director of Summit Care Corporation; an Alberta, Canada, company established to develop and operate long term care facilities in Alberta. Mr. Kujath is a member of the Royal

Architectural Institute of Canada, a past corporate member of the American Institute of Architects, a member of the Architectural Institute of British Columbia and the Alberta Association of Architects.

         ALBERT EZZY, 65, has been in the property development business for the past 40 years. He was born in Vancouver, British Columbia. He was educated at the University of British Columbia where he obtained a Bachelor of Commerce degree. Subsequent to graduating from UBC, he was employed by Standard General Construction as an aggregate salesman. He was then employed by Goodbrand
Construction before working for Jack Cewe Ltd. as the Business Development Manager, a position he has held for the past 20 years.

         JACK CEWE, 70, has been involved in the general construction and mining of business for the past 50 years. He was born in Richmond, B.C. Mr. Cewe is the founder of Jack Cewe Ltd., a general company and aggregate mining. Mr. Cewe has been actively involved in the operation of the company for the past 40 years. Mr. Cewe currently is the director and officer for the following private companies:

         Name                       Type of Business             Founded                  Location
         ----                       ----------------             -------                  --------
Jack Cewe Ltd.                      General Contraction            1953                 Coquitlam, B.C.

Jack Cewe Inc.                      General Contracting            1967                 Bellingham, WA

Ridge Construction Ltd.             Trucking Company               1961                 Coquitlam, B.C.

Shoshone Construction Ltd.          Construction Company           1961                 Coquitlam, B.C.

Heather Construction Ltd.           Aggregate Mining               1967                 Jervis Inlet, B.C.



Other than Roman Kujath, the other two directors have not been involved in any public company in the United States and have not been associated with any company to date or contemplating a quotation on the OTC Bulletin Board.

         Although Roman Kujath, Albert Ezzy and Jack Cewe do not work full time for the Company, they plan to devote whatever time is required once the mineral property has an exploration program ready for its development. The President of the Company will spend approximately 25 hours a month on administrative and planning for the Company's future exploration program while the Secretary Treasurer will work for on 15 hours per month to prepare corporate documents. Once development of the RUBINCON claim takes place, the President and Secretary Treasurer will find that their hours each month will increase although they will be relying upon mining professionals to do undertake the exploration program on behalf of the Company.

         None of the directors or officers are related to each other and are not related to any person under consideration for nomination as a director or appointment as an executive officer.

ITEM 6.           EXECUTIVE COMPENSATION

         None of the Company's executive officers have received compensation since the Company's inception.

         The following table sets forth compensation paid or accrued by the Company during the period ended December 31, 1999 to the Company's President, Director and Secretary Treasurer.

                                         Summary Compensation Table (1999)

                                                                     Long Term Compensation (US Dollars)
                                  Annual Compensation                      Awards                  Payouts
                                  -------------------                      ------                  -------
          (a)                (b)          (c)           (e)          (f)           (g)          (h)          (i)
                                                       Other      Restricted                              All other
                                                      annual         stock      Options/       LTIP        compen-
    Name and Princi-                                   Comp.        awards        SAR         payouts      sation
      pal position          Year         Salary         ($)           ($)         (#)           ($)          ($)
      ------------          ----         ------         ---           ---         ---          ----         ----
     Roman Kujath           1999-         -0-           -0-          -0-           -0-          -0-          -0-
     President and          2000
       Director

     Albert Ezzy            1999-         -0-           -0-          -0-           -0-          -0-          -0-
     Secretary Teasurer     2000
       and Director

     Jack Cewe              1999-         -0-           -0-          -0-           -0-          -0-          -0-
     Director               2000


There has been no compensation given to any of the Directors or Officers during 1999 and 2000. There are no stock options outstanding as at December 31, 1999 and no options have been granted in 2000, but it is contemplated that the Company may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company has never before filed a prospectus specified under Section 10(a) of the Securities Act of 1933 at this time. The Company raised funds from its officers and directors relatives, friends and business associates as more fully described below.

SHARES ISSUED TO DIRECTORS AND OFFICERS

         Albert Ezzy, Secretary Treasurer, 75,820 shares at $0.001 per share for cash consideration.

         Jack Cewe, Director, had his wife, Mabel Cewe, purchase 50,000 common shares at a price of $0.001 per share for cash consideration.

         Both the above share issues are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Company could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

Shares issued to Other Shareholders

         On or about February 25, 1999, the Company issued the following shares to individuals, other than directors and officers, contained in the list noted below for the consideration of $0.001 per share. All shares were paid for in cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

                                                   NUMBER OF
                 SHAREHOLDER                         SHARES
                 -----------                         ------
              Michael Kennaugh                       100,000
              Mary Hethey                             75,000
              Mike Thachuk                            75,000
              E. Del Thachuk                          75,000
              John Krushnisky                         40,000
              Gordon Krushnisky                       50,000
              Glyn Hethey                             50,000
              Raymond Contoli                        100,000
              Ryan Wilson                            100,000
              Carsten Mide (*)                       200,000
              Kirsten Wilson (*)                     100,000
              Gerald Hardy                           100,000
              Maryanne Thachuk                        75,000
              Carrie Thachuk                          75,000
              Carol Krushnisky                        60,000
              Jako Krushnisky                         50,000
              Robin Hethey                           100,000
              Randy Contoli                           50,000
              John Walker                             50,000
              Carol Finley                            50,000
              Laura Burns                             50,000
              Stacey Bligh                            50,000
              James Hethey                            50,000
              Charles Hethey                         100,000
              Philip Yee                              50,000
              Peter Lewis                            100,000
              Steven Limb                            100,000
              Fred Burns                              50,000
              William Work                            50,000
              Paul Wolf                              100,000

         (*) Carsten Mide is the former President of the Company and Kirsten Wilson was the former Secretary Treasurer. When these shares were issued they were restricted from trading due to their respective positions in the Company. Therefore, this stock is restricted since it was issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, both Carsten Mide and Kirsten Wilson could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

         The director and officer of the Company have contributed and continue to contribute time, office space, telephone, and other expenses, without compensation or reimbursement. The Company has given recognition to this contribution by including in expenses and crediting capital surplus the following amounts:


                   Management fees                    $  5,000
                   Rent                                  3,000
                   Telephone                               606
                                                        ------
                                                      $  8,606
                                                        ======

         Two of the directors of the Company are directors, officers and stockholders of other companies. Therefore, conflicts of interest may arise between their duties as directors of the Company and as directors and officers of other companies. All such possible conflicts will be disclosed and the directors concerned will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them under the laws of the State of Delaware.

         All officers and the director are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and director of the Company. Any transaction with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Company, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.

         The former President of the Company has advanced money to the Company for the following purposes:


         Payment of original incorporation costs                $      255
         General working capital                                     9,677
                                                                    ------
                                                                 $   9,932
                                                                    ======

         The above noted advance is on a demand basis and bears no interest. Had an interest rate of 10% been used the amount of interest due and payable would have been $353.

         The three directors are prepared to advance other money to the Company for an exploration program on the Rubincon claim. Such commitment would not exceed $50,000 since any exploration program initially would not incur this cost. If the Company is unable to raise further money from the issuance of its capital stock or institutional investors and the directors are unwilling to advance further funds subsequent to the above noted advancement, then the Company will not be able to operate as a going concern and might cease to exist.

         The Company has not entered into any transactions with a related party and does not intend to do so in the immediate future. It is the intention of the Company to deal with third parties in all its acquisitions of properties.

REPORTS TO SECURITY HOLDERS

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual reports to security holders through its status of a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go to the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any material of the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

YEAR 2000 COMPUTER PROBLEMS

         The Company has experienced no difficulties with the Year 2000 computer problems. Previous to the Year 2000 the Company did the following:

      (i) Requested its professionals, which the Company was using, to diagnose and repair the existing and known Year 2000 problems in their computer software and systems since the Company does not currently have its own computer system;

      (ii) reviewed the possible contingent liabilities the Company may have to third parties as a result of non-compliant systems; and

      (iii) examined the extent the Company depends on third parties whose systems may not be Year 2000 compliant.

         The Company can give no assurance that the Year 2000 compliance can be fully achieved by outside parties, being its professionals, suppliers and creditors, it is using in transacting its business but expects to experience no difficulties from its own system to be purchased in the future.


ITEM 8.           DESCRIPTION OF SECURITIES

         The Company's articles of incorporation currently provide that the Company is authorized to issue 25,000,000 shares of common stock, par value $0.001 per share. As at December 31, 1999, 2,400,820 shares were outstanding.

COMMON STOCK

         Each holder of record of the Company's common stock is entitled to one vote per share in the election of the Company's directors and all other matters submitted to the Company's stockholders for a vote. Holders of the Company's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Company's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Company's stockholders upon liquidation or dissolution, subject in both cases to any preference that may be applicable to any outstanding preferred stock. There are no preemptive rights to subscribe to any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Company's Articles of Incorporation nor its Bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

                                     PART 11

ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S
                  COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Company's stock is not presently traded or listed on any public market. Upon effectiveness of the Company's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over-the-counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

         There is no established market price for the shares. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Company. The number of shares subject to Rule 144 is 425,820 shares. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

         There are 32 record holder of the Company's common stock as at December 31, 1999. Two of these shareholders are current directors and officers and two of these shareholders are former directors and officers of the Company.

DIVIDENDS

         The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

         The Company's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2.           LEGAL PROCEEDINGS

         There are no legal proceedings to which the Company is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.           DISAGREEMENT WITH ACCOUNTANTS AND
                  FINANCIAL DISCLOSURE

         From inception to date, the Company's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to September 30, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Company's accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         From inception through to December 31, 1999, the Company has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i)      Subscription for shares by Directors and Officers of the Company

         a.       Subscription for shares by a former director and officers

         On February 25, 1999 the Company issued to its former President, Carsten Mide, 200,000 common shares and to its former Secretary Treasurer, Kirsten Wilson, 100,000 common shares at $0.001 per share.

b.       Subscription for shares by current directors and officers

         On February 25, 1999 the Company issued shares to individuals who either became a director and officer or their spouse became a director of the Company. Jack Cewe became a Director of the Company on July 12, 1999 and Albert Ezzy became Secretary Treasurer and a Director of the Company on August 2, 1999. Previously Jack Cewe's wife had purchased 50,000 common shares and Albert Ezzy purchased 75,820 common shares both at a price of $0.001 per share.

         The shares issued to the former President and Secretary Treasurer and the shares issued to the present directors and officers are restricted since they were issued in compliance with the exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the former and present Directors and Officers could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Company. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this certificate and a legend has been imprinted on the stock certificate itself.

(ii)     Subscription for 1,975,000 shares

         On February 25, 1999, the Company accepted subscriptions from twenty-eight investors in the amount of 1,975,000 shares at a price of $0.001 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares.


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Articles of Incorporation contain provisions which, in substance, eliminate the personal liability of the Board of Directors and officers of the Company and its shareholders from monetary damages for breach of fiduciary duties as directors to the extent permitted by Delaware law. By virtue of these provisions, and under current Delaware law, a director of the Company will not be personally liable for monetary damages for breach of fiduciary duty, except liability for:

a.    breach of his duties of loyalty to the Company or to its shareholders;

b. acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

c. dividends or stock repurchase or redemptions that are unlawful under Delaware law; and

d. any transactions from which he or she receives an improper personal benefit.

         These provisions pertain only to breaches of duty by individuals solely in the capacity as directors, and not in any other corporate capacity, such as an officer, and limit liability only for breaches of fiduciary duties under Delaware law and not for violations of other laws (such as Federal securities laws). As a result of these indemnifications provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their duties, although it maybe possible to obtain injunctive or other equitable relief with respect to such actions.

         The inclusion of these indemnification provisions in the Company's By-laws may have the effect of reducing the likelihood of derivation litigation against directors, and may discourage or deter shareholders or management from bringing lawsuit action, if successful, might otherwise benefit the Company or its shareholders.

         The Company will be entering into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnification allowed to directors and officers under Delaware law and the Company, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors and officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such persons acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interest of the Company and, in the case of criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification agreement provides generally that the Company will, subject to certain exceptions, advance the expenses incurred by director and officers as a result of any proceedings against them as to which they may be entitled to indemnifications. The Company believes these arrangements are necessary to attract and retain qualified persons as directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:

                                                                                                    PAGE
                                                                                                    ----
Report of Independent Certified Public Accountants
Financial Statements of Rubincon Ventures Inc.                                                       36

        Balance Sheet as at September 30, 1999                                                       37
        Statement of Operations for the Period from February 2, 1999 (Date
          of Inception) to September 30, 1999                                                        38
        Statement of Changes in Stockholders' Equity for the Period from
          February 2, 1999 (Date of Inception) to September 30, 1999                                 39
        Statement of Cash Flows for the Period from February 2, 1999 (Date
          of Inception) to September 30, 1999                                                        40
        Notes to Financial Statements                                                                41

Unaudited Financial Statements of Rubincon Ventures Inc.
        Unaudited Balance Sheet as at December 31, 1999                                              44
        Unaudited Statement of Operations for the Period from February 2, 1999 (Date
          of Inception) to December 31, 1999                                                         45
        Unaudited Statement of Changes in Stockholders' Equity for the Period from
          February 2, 1999 (Date of Inception) to December 31, 1999                                  46
        Unaudited Statement of Cash Flows for the Period from February 2, 1999 (Date
          of Inception) to December 31, 1999                                                         47
        Notes to Unaudited Financial Statements                                                      48




ANDERSEN ANDERSEN & STRONG, L.C.                       941 East 3300 South, Suite 220
--------------------------------                          Salt Lake City, Utah, 84106
Certified Public Accountants and Business Consultants          Telephone 801-486-0096
Member SEC Practice Section of the AICPA                             Fax 801-486-0098
                                                           E-mail Kandersen @ msn.com



Board of Directors
Rubincon Ventures Inc.
Vancouver B. C. Canada


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Rubincon Ventures Inc. (exploration stage company) at September 30, 1999 and the statement of operations, stockholders' equity, and cash flows for the period from February 2, 1999 (date of inception) to September 30,1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rubincon Ventures Inc. at September 30, 1999, and the results of operations, and cash flows for the period from February 2, 1999 (date of inception) to September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the exploration stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah                          /s/  "ANDERSEN ANDERSEN & STRONG"
December 20, 1999                            ----------------------------------

                             RUBINCON VENTURES INC.
                           (EXPLORATION STAGE COMPANY)
                                     BALANCE
                               SEPTEMBER 30, 1999
===============================================================================

ASSETS

CURRENT ASSETS

     Cash                                                         $   3,058
                                                                  ---------
           Total Current Assets                                       3,058

OTHER ASSETS

     Mineral lease - Note 3                                               -
                                                                  ---------
                                                                  $   3,058

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                            $   2,080
      Accounts payable - related party                                4,247
                                                                  ---------

            Total Current Liabilities                                 6,327
                                                                  ---------
STOCKHOLDERS' EQUITY

Common stock

      25,000,000 shares authorized, at $0.001 par
      value; 2,400,820 shares issued and outstanding                  2,401
Capital in excess of par value                                        5,950

Deficit accumulated during the development stage                    (11,620)
                                                                  ---------

Total Stockholders' Equity                                           (3,269)
                                                                  ---------
                                                                  $   3,058


   The accompanying notes are an integral part of these financial statements.

                             RUBINCON VENTURES INC.
                           (EXPLORATION STAGE COMPANY)
                             STATEMENT OF OPERATIONS
    FOR THE PERIOD FEBRUARY 2, 1999(DATE OF INCEPTION) TO SEPTEMBER 30, 1999
================================================================================

REVENUES                                                           $           -

EXPENSES                                                                  11,620
                                                                         -------

NET LOSS                                                           $     (11,620)
                                                                         =======



NET LOSS PER COMMON SHARE

     Basic                                                        $        (0.01)
                                                                         =======


AVERAGE OUTSTANDING SHARES

     Basic                                                             2,171,696

   The accompanying notes are an integral part of these financial statements.

                             RUBINCON VENTURES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
               FOR THE PERIOD FEBRUARY 2, 1999 (DATE OF INCEPTION)
                              TO SEPTEMBER 30, 1999
===============================================================================

                                                                             CAPITAL IN
                                                        COMMON STOCK          EXCESS OF     ACCUMULATED
                                                     SHARES        AMOUNT      PAR VALUE       DEFICIT
                                                     ------        ------      ---------       -------
BALANCE FEBRUARY 2, 1999 (date of inception)              -    $     -      $      -        $      -

Issuance of common stock for cash
  at $.0001 - February 25, 1999                   2,400,820       2,401            -               -

Contribution to capital by officer-
   Expenses                                               -           -         5,950              -

Net operating loss for the period from
    February 2, 1999 to September 30, 1999                -           -             -         (11,620)
                                                                                                                                   .
BALANCE SEPTEMBER 30, 1999                        2,400,820    $  2,401     $    5,950      $ (11,620)
                                                 ==========       =====          =====       ========





   The accompanying notes are an integral part of these financial statements.

                             RUBINCON VENTURES INC.
                          (EXPLORATION STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
    FOR THE PERIOD FEBRUARY 2, 1999 (DATE OF INCEPTION) TO SEPTEMBER 30, 1999
===============================================================================

CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                           $ (11,620)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                                          6,327
    Capital contributions - expenses                                    5,950
                                                                      -------

Net Cash From Operations                                                  657
                                                                      =======

CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                            --
                                                                      -------
CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                           2,401
                                                                      -------

Net Increase in Cash                                                    3,058

Cash at Beginning of Period                                                --
                                                                      -------
Cash at End of Period                                               $   3,058
                                                                      ========


SCHEDULE OF NONCASH INVESTING OPERATING ACTIVITIES

Contributions to capital by officer - expenses - 1999               $    5,950
                                                                         =====





   The accompanying notes are an integral part of these financial statements.

                             RUBINCON VENTURES INC.
                           (Exploration Stage Company)
                          NOTES TO FINANCLAL STATEMENTS
================================================================================

     1.   ORGANIZATION

     The Company was incorporated under the laws of the State of Delaware on February 2, 1999 with authorized common stock of 25,000,000 shares with $.001 par value.

     The Company was organized for the purpose of acquiring and developing mineral properties. At the report date mineral claims, with unknown reserves, had been acquired. The Company has not established the existence of a commercially minable ore deposit and therefore has not reached the development stage and is considered to be in the exploration stage. (see note 3)

     Since inception the Company has completed Regulation D offerings of 2,400,820 shares of its capital stock for cash.


     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

     Accounting Methods

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes

     On September 30, 1999, the Company had a net operating loss carry forward of $11,620. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations.

     The loss carry forward expires in the year 2021.

     Earning (Loss) Per Share

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding in accordance with FAS Statement No. 128.

                             RUBINCON VENTURES INC.
                           (Exploration Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)
================================================================================

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Capitalization of Mining Claim Costs

Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Cost incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mine equipment will be capitalized and depreciated over their useful lives.

Environmental Requirements

At the report date environmental requirements related to the mineral claims acquired (note 3) are unknown and therefore an estimate of any future cost cannot be made.

Financial Instruments

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.       MINERAL CLAIMS

The Company acquired a 16 unit metric mineral known as the Rubincon claim located within Zeballos mining camp 300 kilometres northwest of Victoria, British Columbia.

The claims have not been proven to have a commercially minable ore reserve and therefore all cost of exploration and retaining the properties have been expensed.

The claims may be retained by the Company by the completion of yearly assessment work of $1,600Cn or by payment of $1,600Cn. The next assessment work is due in February 2001.

                             RUBINCON VENTURES INC.
                           (Exploration Stage Company)
                    NOTES TO FINANCLAL STATEMENTS (Continued)
================================================================================

4.       RELATED PARTY TRANSACTIONS

Related parties have acquired 17% of the commons stock.

Related parties loaned money to the Company which was used to purchase mineral claims. Note 3.


5.       GOING CONCERN

The Company will need additional working capital to be successful in its planned activity and continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the coming year.

                             RUBINCON VENTURES INC.
                           (Exploration Stage Company)

                                  BALANCE SHEET

                                December 31, 1999

                      (Unaudited - Prepared by Management)

ASSETS

CURRENT ASSETS
     Cash                                                              $  1,627
                                                                       --------
TOTAL CURRENT ASSETS                                                      1,627
                                                                       --------
OTHER ASSETS
     Mineral claims - Note 3                                                 --
                                                                       --------

                                                                       $  1,627
                                                                       ========
LIABILITIES
      Accounts payable                                                 $    300
      Accounts payable - related party                                    9,932
                                                                       --------
                                                                         10,232
                                                                       --------

STOCKHOLDERS' EQUITY

     Common stock
            25,000,000 shares authorized, at $0.001 par
           value, 2,400,820 shares issued and outstanding                 2,401

     Capital in excess of par value                                       8,500

     Deficit accumulated during the development stage                   (19,506)
                                                                       --------
           Total Stockholders' Equity                                    (8,605)
                                                                       --------
                                                                       $  1,627
                                                                       ========



              The accompanying notes are an integral part of these
                        unaudited financial statements.

                             RUBINCON VENTURES INC.
                           (Exploration Stage Company)

                             STATEMENT OF OPERATIONS

For the period from February 2, 1999 (Date of Inception) To December 31, 1999

                      (Unaudited - Prepared by Management)


SALES                                                                 $       --
                                                                      ----------

EXPENSES
    Accounting and audit                                                   2,550
    Annual fees                                                              125
    Bank charges                                                              21
    Geological report                                                      1,280
    Incorporation costs written off                                          519
    Management fees                                                        5,000
    Office                                                                   370
    Rent                                                                   3,000
    Staking costs                                                          3,195
    Telephone                                                                606
    Transfer agent fees                                                    2,840
                                                                      ----------
NET LOSS                                                              $   19,506
                                                                      ==========



NET LOSS PER COMMON SHARE

     Basic                                                            $    0.009
                                                                      ==========

AVERAGE OUTSTANDING SHARES

     Basic                                                             2,234,998
                                                                      ==========


              The accompanying notes are an integral part of these
                        unaudited financial statements.

                             RUBINCON VENTURES INC.
                           (Exploration Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

            For the period from February 2, 1999 (Date of Inception)
                              to December 31, 1999

                      (Unaudited - Prepared by Management)

                                                                 CAPITAL IN
                                                 COMMON STOCK    EXCESS OF   ACCUMULATED
                                                  SHARES   AMOUNT  PAR VALUE    DEFICIT
                                                  ------   ------  ---------    -------

BALANCE FEBRUARY 2, 1999 (date of inception)          --   $   --   $   --   $     --


Issuance of common shares for cash at
     $0. 001 per share - February 25, 1999     2,400,820    2,401       --         --


Capital contributions - expenses                      --       --    8,500


Net operating loss for the period from
     February 2, 1999 to December 31, 1999            --       --       --    (19,506)

                                               ---------  -------   ------   --------
BALANCE DECEMBER 31, 1999                      2,400,820   $2,401   $8,500   $(19,506)
                                               =========   ======   ======   ========



              The accompanying notes are an integral part of these
                        unaudited financial statements.

                             RUBINCON VENTURES INC.
                           (Exploration Stage Company)

                             STATEMENT OF CASH FLOWS

            For the period from February 2, 1999 (Date of Inception)
                              to December 31, 1999

                      (Unaudited - Prepared by Management)

CASH FLOWS FROM
     OPERATING ACTIVITIES:

     Net loss                                                          $(19,506)

     Adjustments to reconcile net loss to net cash provided by operating activities:

          Changes in accounts payable                                    10,232
          Increase in due to a director                                   8,500
                                                                       --------

               Net Cash from Operations                                    (774)
                                                                       --------

CASH FLOWS FROM INVESTING

      ACTIVITIES:

     Mineral claims                                                          --
                                                                       --------

CASH FLOWS FROM FINANCING

     ACTIVITIES:

          Proceeds from issuance of common stock                          2,401
                                                                       --------

     Net Increase in Cash                                                 1,627

     Cash at Beginning of Period                                             --
                                                                       --------

     CASH AT END OF PERIOD                                             $  1,627
                                                                       ========

SCHEDULE OF NONCASH INVESTING OPERATING ACTIVITIES

Contributions to capital - expenses - 1999                             $  8,500
                                                                       ========



              The accompanying notes are an integral part of these
                        unaudited financial statements.

                             RUBINCON VENTURES INC.
                         (An Exploration Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999

                      (Unaudited - Prepared by Management)


1.       ORGANIZATION

         The Company was incorporated under the laws of the State of Delaware on February 2, 1999 with the authorized common shares of 25,000,000 shares at $0.001 par value.

         The Company was organized for the purpose of developing mineral properties. As at December 31, 1999 a mineral claim, with unknown reserves, had been acquired. The Company has not established the existence of a commercially minable ore deposit and therefore has not reached the development stage and is considered to be in the exploration stage (see note 3).

         The Company has completed a Regulation D offering of 2,400,820 shares of its capital stock for cash.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Accounting Methods

         The Company recognizes income and expenses based on the accrual method of accounting.

         Dividend Policy

         The Company has not yet adopted a policy regarding payment of dividends.

         Income Taxes

         On December 31, 1999, the Company had a net operating loss carry forward of $19,506. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful since the Company has no operations.

         The loss carry forward expires in the year 2021.

                             RUBINCON VENTURES INC.
                           (Exploration Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999

                      (Unaudited - Prepared by Management)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

         Loss per Share

         Loss per share amounts are computed based on the weighted average number of shares actually outstanding using the treasury stock method in accordance with FAS Statement No. 128.

         Capitalization of Mining Claim Costs

         Costs of acquisition, exploration, carrying, and retaining unproven properties are expensed as incurred. Costs incurred in proving and developing a property ready for production are capitalized and amortized over the life of the mineral deposit or over a shorter period if the property is shown to have an impairment in value. Expenditures for mining equipment are capitalized and depreciated over their useful life.

         Environmental Requirements

         At the report date environmental requirements related to the mineral claims acquired (note 3) are unknown and therefore an estimate of any future costs cannot be made.

         Financial Instruments

         The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

         Estimates and Assumptions

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

                             RUBINCON VENTURES INC.
                         (An Exploration Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1999

                      (Unaudited - Prepared by Management)


3.       MINERAL CLAIMS

         The company acquired a 16 unit metric mineral claim known as the Rubincon claim, located within Zeballos mining camp 300 kilometres northwest of Victoria, British Columbia.

         The claims have not been proven to have a commercially minable ore reserve and therefore all costs for exploration and retaining the properties have been expensed.

         The claims may be retained by the Company upon payment of a yearly property tax of approximately $1600Cn. The next property payment is due on February 28, 2001.


4.       RELATED PARTY TRANSACTIONS

         Related parties have acquired 17 % of the common stock.

         Related parties loaned money to the Company which was used to purchase mining claims from the same parties. Note 3

5.       GOING CONCERN

         The Company will need additional working capital to be successful in its efforts to develop the mineral claims acquired and therefore continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

                                    PART 111

Item 1.           Index to Exhibits

Exhibit
   no.
------

(2)      Charter and By-Laws
(a)      Certificate of Incorporation of Rubincon Ventures Inc.  (filed herewith, page 53)
(b)      Amended and Restated Articles of Incorporation (filed herewith, page 54)
         (c)      Bylaws (filed herewith, page 60)
(3)      Instruments Defining Rights of Securities Holders
         (a)      Text of stock certificates for common stock (filed herewith, page 69)
(5)      Voting Trust Agreements
                  None
(6)      Material Contracts
         (a)      Not made in the ordinary course of business
                  (i)      Transfer  Agent  and  Registrar   Agreement   between
                           Company and Nevada Agency & Trust Co.,  dated October
                           10, 1999 (filed herewith, page 70)
(10)     Consent of experts and counsel
         (i)      Consent  of  Andersen  Andersen  & Strong,  L.C.,  independent certified public accountants (filed herewith, page 73)
(11)     Statement re computation of per share earnings
                  Not applicable
(16)     Letter of change in certifying accountant
                  Not applicable
(21)     Subsidiaries of the Company
                  Not applicable
(24)     Power of Attorney
                  None
(27)     Financial Data Schedule Worksheet
(99)     Addition Exhibits
                  None

Item 2.           Descriptions of Exhibits

                           None

                         [Attached, pages 53 through 76]

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the Company has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                             Rubincon Ventures Inc.
                                   (Company)


                               by   /s/    "Albert Ezzy"
                                  -----------------------------------
                                            Albert Ezzy
                                     Secretary Treasurer  and Director


                             Dated:    February 6, 2000